Planet Fitness, Inc.

26 Fox Run Road

Newington, NH 03801

(603) 750-0001

June 13, 2016

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Andrew Mew

Re:	Comment Letter Dated June 10, 2016
Planet Fitness, Inc. Form 10-K for Fiscal Year Ended December 31, 2015 Filed March 4, 2016 File No. 001-37534

Dear Mr. Mew:

Planet Fitness, Inc. (the “Company”) hereby submits this response to the comment letter dated June 10, 2016 of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission relating to the Company’s above-referenced Annual Report on Form 10-K. For your convenience, we have reproduced the Staff’s comments in italics below, followed by the Company’s responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Segments, page 39

1.	We note your tabular presentation of Segment EBITDA also includes a line item for total Segment EBITDA which is the consolidated segment amount. We also note you present and characterize it as a non-GAAP measure “EBITDA” in the Non-GAAP Financial Measures section on page 43. Please provide a cross reference to the EBITDA to net income reconciliation as you are referring to the same non-GAAP measure. In addition, you did not provide disclosures in the Non-GAAP Financial Measures section on why it is useful to investors in terms of evaluating your performance. Please revise to provide such disclosures as required by Item 10(e)(i)(C) of Regulation S-K.

Response to Comment 1:

In response to the Staff’s comment, in future filings the Company will include a reference to the Non-GAAP Financial Measures section of Management’s Discussion and Analysis of Financial Condition and Results of Operations substantially similar to the following:

Mr. Andrew Mew	June 13, 2016
Securities and Exchange Commission
Division of Corporation Finance

“Total Segment EBITDA is equal to EBITDA, which is a metric that is not presented in accordance with GAAP. Refer to “—Non-GAAP Financial Measures” for a definition of EBITDA and a reconciliation to net income, the most directly comparable GAAP measure.”

In addition, in future filings the Company will include disclosure regarding the usefulness of EBITDA to investors substantially similar to the following:

“We believe that presenting EBITDA is useful for investors as it is used by management to measure the operating performance of our business and because it eliminates the impact of certain expenses that we do not believe reflect our underlying business performance.”

Non-GAAP Financial Measures, page 42

2.	Refer to your discussion and tabular presentation of pro forma adjusted net income and pro forma adjusted net income per share data on page 44. Your presentation appears to be comprised of certain non-GAAP adjustments that are not pro forma adjustments pursuant to Article 11 of Regulation S-X. The tabular reconciliation appears to adjust your historical GAAP net income to a Non-GAAP measure of net income. In this regard, please revise the titles of the line items ‘pro forma income taxes’ and ‘pro forma adjusted net income’ to ‘adjusted income taxes’ and ‘adjusted net income,’ respectively, or similar revised captions to reflect to proper nature of these measures.

Response to Comment 2:

In response to the Staff’s comment, in future filings the Company will revise the titles of the line items “pro forma income taxes” and “pro forma adjusted net income” to “adjusted income taxes” and “adjusted net income,” respectively.

3.	Refer to the line items, ‘purchase accounting adjustments,’ and ‘purchase accounting amortization’ within the reconciliation of net income to adjusted income before income taxes. Please explain to us the basis behind these adjustments as they appear to portray tailored accounting principle under GAAP for business combination. Refer to the guidance under Questions 100.01 and 100.04 of C&DI on Non-GAAP Financial Measures.

Mr. Andrew Mew	June 13, 2016
Securities and Exchange Commission
Division of Corporation Finance

Response to Comment 3:

The Company advises the Staff that “purchase accounting adjustments” relate primarily to adjustments recorded under ASC 805 Business Combinations guidance to deferred revenue and deferred rent associated with the acquisition of Pla-Fit Holdings on November 8, 2012 by investment funds affiliated with TSG Consumer Partners, LLC and the acquisition of eight franchisee-owned stores on March 31, 2014. The purchase accounting write-down to deferred revenue and adjustment to rent expense resulting from these non-recurring and not ordinary course acquisitions impacted the Company’s net income in the periods presented and are expected to impact our income in the future. As the Company enters into area development agreements, franchise agreements and annual memberships, the revenue from these transactions is recognized at full value, which differs from amounts recognized with respect to deferred revenue that existed as of the respective dates of the acquisitions. Similarly, the amount of rent expense recognized differs from that which would have been recognized but for the acquisitions. Because these acquisitions – in particular, the acquisition of the entire company – are (i) infrequent in nature and (ii) do not occur in the ordinary course of the Company’s business, the Company believes the presentation of Adjusted Net Income reflecting the impact of these items is appropriate as it provides additional information to investors about certain non-cash and other adjustments resulting from these infrequent and non-ordinary course acquisitions. In addition, the Company believes that presenting Adjusted Net Income, excluding the impact of these purchase accounting adjustments on the Company’s results since the acquisitions, is appropriate, provides information meaningful to investors and analysts, is not misleading, and provides better visibility into the Company’s future results and financial outlook because it aids in the comparability between current and historical periods. We believe this information is important to investors in assessing our overall operating performance. Without adjusting for the impact of these purchase accounting adjustments, the Company’s recent and future earnings growth rates could appear overstated, which may not be easily understood by analysts and investors.

The Company also advises the Staff that the line item “purchase accounting amortization” relates to amortization of intangible assets established in accordance with ASC 805 Business Combinations associated with the two acquisitions described above. This amount represents the Company’s amortization expense recorded in accordance with GAAP. Given the impact of these acquisitions on the Company’s net income in the periods presented and the fact that significant acquisitions – in particular, the acquisition of the entire company – are infrequent in nature and do not occur in the ordinary course of the Company’s business, the Company believes the presentation of Adjusted Net Income excluding the impact of acquisition-related amortization is appropriate and consistent with the Company’s business model, and that it provides additional information to investors about the impact of this material non-cash amortization expense resulting from these infrequent and non-ordinary course business transactions on our results. The Company also believes that adjusting for the impact of the non-cash amortization of intangible assets facilitates the comparison of our financial results to our historical and future operating results and to other companies that may not have had similar transactions and resulting amortization.

Mr. Andrew Mew	June 13, 2016
Securities and Exchange Commission
Division of Corporation Finance

4.	Further, we note your presentation of ‘pro forma adjusted net income per share, diluted’ and ‘pro forma shares outstanding.’ As these amounts differ from your GAAP earnings per share data as shown on the face of the historical financial statements, please provide a reconciliation of such pro forma adjusted net income per share, diluted to the most directly comparable GAAP earnings per share data. In this regard, both the numerator and the denominator of the calculation such as pro forma amount of adjusted net income per share, diluted and the pro forma shares outstanding should be separately reconciled to the actual net income per share attributable to Class A common stock and the weighted average shares of Class A common stock outstanding, respectively. Please provide computational and explanatory footnotes as necessary of the reconciling items. We refer you to Question 102.05 of the C&DIs on Non-GAAP Financial Measures. In addition, your pro forma adjusted net income per share data should be limited to the most recent year presented.

Response to Comment 4:

In response to the Staff’s comment, in addition to a reconciliation of net income to adjusted net income, in future filings the Company will provide a similar reconciliation of weighted-average shares of Class A common stock to adjusted shares outstanding and a reconciliation of Net income per share of Class A common stock outstanding, diluted to Adjusted net income per share, diluted, including additional computational and explanatory footnotes, substantially as follows:

Mr. Andrew Mew	June 13, 2016
Securities and Exchange Commission
Division of Corporation Finance

Reconciliation of net income per share, diluted to adjusted net income per share, diluted for the year ended December 31, 2015

(In thousands, except per share amounts)

	Amount	Weighted Average Shares	Per share
Net income attributable to Planet Fitness, Inc. (1)	$4,106	36,244	$0.11
Assumed exchange of shares (2)	$19,348	62,466

Net income subsequent to the recapitalization transactions	$23,454
Net income prior to the recapitalization transactions	$14,676

Net Income	$38,130
Adjustments to arrive at adjusted income before income taxes (3)	$49,716

Adjusted income before income taxes	$87,846
Adjusted income taxes (4)	$34,611

Adjusted Net Income	$53,235	98,710	$0.54

(1)	Represents net income attributable to Planet Fitness, Inc. for the period from August 6, 2015 through December 31, 2015, the period following the recapitalization transactions and IPO and the associated weighted average shares of Class A common stock outstanding (see Note 15 to our consolidated financial statements included elsewhere in this Form 10-K)
(2)	Assumes the full exchange of all outstanding Holdings Units and corresponding shares of Class B common stock for shares of Class A common stock of Planet Fitness, Inc. Also assumes the addition of net income attributable to non-controlling interests corresponding with the assumed exchange of Holdings Units and Class B common shares for shares of Class A common stock
(3)	Represents the total impact of all adjustments identified in the adjusted net income table above to arrive at adjusted income before income taxes
(4)	Represents corporate income taxes at an assumed effective tax rate of 39.4% applied to adjusted income before income taxes

In response to the last sentence of the Staff’s comment, the Company acknowledges that pursuant to Item 10(e) of Regulation S-K each non-GAAP per share performance measure must be reconciled to a corresponding GAAP measure. Accordingly, in future filings the Company will limit its disclosure of adjusted net income per share, diluted to periods for which a corresponding GAAP measure is disclosed.

*    *    *

Mr. Andrew Mew	June 13, 2016
Securities and Exchange Commission
Division of Corporation Finance

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions relating to the foregoing, please contact the undersigned at (603)-294-0532, David Fine of Ropes & Gray LLP at (617) 951-7473, or Tom Fraser of Ropes & Gray LLP at (617) 951-7063.

Sincerely,

Planet Fitness, Inc.

By:	/s/ Dorvin Lively
Name:	Dorvin Lively
Title:	Chief Financial Officer